Exhibit 77(c)

                Matters Submitted to a Vote of security Holders

1. At an April 29, 2005, Special Meeting of Shareholders, ING VP Emerging Markets Fund, Inc. was asked to (1) approve a new sub-advisory agreement for the Fund between ING Investments, LLC, the Fund's investment adviser and J.P. Morgan Investment Management Inc., the Fund's proposed new sub-adviser; (2) approve a change in the Fund's investment objective from a fundamental investment objective of "long-term growth of capital" to a non-fundamental investment objective of "capital appreciation;" and (3) approve a "Manager's-of-Manager's" arrangement to permit ING Investments, in its capacity as the Fund's investment adviser, subject to prior approval by the Board of Directors of the Fund, to enter into and materially amend agreements with unaffiliated sub-advisers without obtaining the approval of the Fund's shareholders. If Proposal one is approved, J.P. Morgan will be serving as the new sub-adviser to the Fund on May 1, 2005.

                            Shares voted for        Shares voted against
                            ----------------
         Proposal 1          2,771,781.261               127,349.249
         Proposal 2          2,741,450.443               117,313.418
         Proposal 3          2,608,160.685               263,422.752